UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2025

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Reverse Share Split

On June 12, 2025, Jeffs’ Brands Ltd (the “Company”) issued a press release titled “Jeff’s’ Brands Announces 1-for-17 Reverse Share Split” a copy of which is furnished as Exhibit 99.1 to this Form 6-K.

Amendment to Share Purchase Agreement

Effective as of May 31, 2025, the Company entered into an amendment to the Share Purchase Agreement, previously announced by the Company on February 6, 2025, with Impact Acquisition Corp. and Fort Products Limited, solely to extend again the deadline to close the proposed transaction to no later than July 31, 2025, which was deferred from May 31, 2025.

This Report of Private Foreign Issuer on Form 6-K, is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904, File No. 333-285030, and File No. 333-287341) and Registration Statements on Form S-8 (File No. 333-269119 and File No. 333-280459), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Jeffs’ Brands Ltd, dated June 12, 2025, titled “Jeff’s’ Brands Announces 1-for-17 Reverse Share Split”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: June 12, 2025	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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